EXHIBIT 99.1

O2Micro Reports Fourth Quarter and Fiscal 2014 Financial Results

GEORGE TOWN, Grand Cayman, Feb. 4, 2015 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Company experienced strong design activity in solutions for smartphone and tablet markets; expecting products to ramp in 2015
  O2Micro continues to lower operating expenses. Company lowers fiscal year 2014 operating expenses by $8.4 million on a year-over-year basis
  Lower operating expense levels reflect new cash breakeven level estimate of $17.0-$18.0 million and new profitability breakeven level estimate of $20.0-$21.0 million on a quarterly basis

O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the fourth quarter and fiscal year 2014, ending December 31, 2014.

Financial Highlights for the Fourth Quarter ending December 31, 2014:

O2Micro International Limited reported Q4 2014 revenue of $14.3 million. Revenue was down 7% sequentially and down 25% from the comparable year-ago quarter. The gross margin in the fourth quarter of 2014 was 51.0%. The gross margin was down from 51.8% in the prior quarter and up from 50.1% in the fourth quarter of 2013. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the fourth quarter of 2014, the company recorded total GAAP operating expenses of $14.4 million, compared to $11.5 million in the third quarter of 2014 and $15.0 million in the year-ago Q4 period. The respective GAAP operating margins for the fourth quarter of 2014, the third quarter of 2014, and fourth quarter of 2013 were (49.2%), (23.0%), and (28.4%).

GAAP net loss was $6.0 million in Q4 2014. This compares to a GAAP net loss of $2.9 million in the third quarter of 2014 and a GAAP net loss of $5.1 million in Q4 2013. GAAP net loss per fully diluted ADS was $0.23 in Q4 2014. This compares to a GAAP net loss per fully diluted ADS of $0.11 in Q3 2014 and a GAAP net loss per fully diluted ADS of $0.18 in Q4 2013.

Financial Highlights for the Twelve Months ending December 31, 2014:

O2Micro International Limited produced revenue of $63.6 million in 2014. Revenue was down by 13.8% from 2013 when the company reported revenue of $73.8 million. The gross margin in 2014 was 51.5%, compared to 50.7% in 2013. GAAP operating expenses totaled $49.6 million and $57.9 million in 2014 and 2013, respectively. The GAAP operating loss was $16.8 million in 2014 compared to a GAAP operating loss of $20.5 million in 2013. The corresponding GAAP operating margins were (26.5%) and (27.8%) in 2014 and 2013, respectively. Pretax loss from continuing operations was $13.9 million in 2014, compared to a pretax loss from continuing operations of $18.1 million in 2013. GAAP net loss in 2014 was $15.1 million, compared to a GAAP net loss of $19.1 million in 2013. The corresponding GAAP net loss per fully diluted ADS was $0.55 in 2014, compared to a GAAP net loss per fully diluted ADS of $0.67 in 2013.

Supplementary Data:

The company ended the fourth quarter of 2014 with $62.6 million in unrestricted cash and short-term investments or $2.36 per outstanding ADS. The accounts receivable balance was $6.8 million and represented 47 days sales outstanding at the end of Q4 2014. Inventory was $8.6 million or 121 days and turned over 3.0 times during Q4 2014. As of December 31, 2014, the company had $70.6 million in working capital and the book value was $107.3 million, or $4.04 per outstanding ADS.

As of December 31, 2014, O2Micro International Limited counted 408 employees, including 207 engineers.

Management Commentary:

"Our fourth quarter and fiscal year 2014 results reflect a challenging end market demand environment, coupled with weakness in the notebook computer market which affected our notebook computer power management business," said Sterling Du, O2Micro's Chairman and CEO. "We have taken the necessary steps to focus our resources on growth markets and we are very confident that our new target of penetrating the white-box smartphone and tablet markets with multiple products, coupled with ongoing growth in our carefully chosen growth drivers including LED general lighting, backlighting and battery management products, will contribute to top-line growth in upcoming quarters and lead O2Micro back to profitability in the near future."

Conference Call: O2Micro will hold its fourth quarter conference call today, February 4, 2015, at 6:00 a.m. PST, 9:00 a.m. EST. You may participate using the following dial-in information.

In the US and CANADA:	888-395-3227, pass code #6185636
INTERNATIONAL participants:	719-325-2244, pass code #6185636

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #6185636
INTERNATIONAL participants:	719-457-0820, pass code #6185636

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 28,372 patent claims granted, and over 29,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Mcro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings.

Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)	(Audited)
NET SALES	$ 14,330	$ 19,104	$ 63,591	$ 73,785

COST OF SALES	7,028	9,541	30,856	36,411

GROSS PROFIT	7,302	9,563	32,735	37,374

OPERATING EXPENSES
Research and development (1)	8,296	7,193	24,625	27,017
Selling, general and administrative (1)	6,057	7,797	24,933	30,898
Total Operating Expenses	14,353	14,990	49,558	57,915

LOSS FROM OPERATIONS	(7,051)	(5,427)	(16,823)	(20,541)

NON-OPERATING INCOME
Interest income	244	272	1,035	1,303
Foreign exchange gain – net	415	87	589	491
Gain on sale of properties	458	--	458	--
Other – net	375	299	868	646
Total Non-operating Income	1,492	658	2,950	2,440

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(5,559)	(4,769)	(13,873)	(18,101)

INCOME TAX EXPENSE	450	291	1,184	992

LOSS FROM CONTINUING OPERATIONS	(6,009)	(5,060)	(15,057)	(19,093)

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	--	(3)	--	(6)

NET LOSS	(6,009)	(5,063)	(15,057)	(19,099)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(696)	34	(1,416)	11
Unrealized (loss) gain on available-for-sale securities	(166)	201	(398)	342
Unrealized pension gain	65	280	70	294
Total Other Comprehensive (Loss) Income	(797)	515	(1,744)	647

COMPREHENSIVE LOSS	$ (6,806)	$ (4,548)	$ (16,801)	$ (18,452)

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.23)	$ (0.18)	$ (0.55)	$ (0.67)
Discontinued operations	--	--	--	--
	$ (0.23)	$ (0.18)	$ (0.55)	$ (0.67)

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.23)	$ (0.18)	$ (0.55)	$ (0.67)
Discontinued operations	--	--	--	--
	$ (0.23)	$ (0.18)	$ (0.55)	$ (0.67)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	26,690	27,958	27,249	28,716
Diluted (in thousands)	26,690	27,958	27,249	28,716

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 99	$ 170	$ 489	$ 700
Selling, general and administrative	$ 399	$ 479	$ 1,631	$ 1,909

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	December 31,	December 31,
	2014	2013
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 41,069	$ 42,293
Restricted cash	164	173
Short-term investments	21,481	33,606
Accounts receivable – net	6,789	10,024
Inventories	8,642	7,217
Prepaid expenses and other current assets	1,308	1,437
Total Current Assets	79,453	94,750

LONG-TERM INVESTMENTS	14,754	16,121

PROPERTY AND EQUIPMENT – NET	19,363	23,039

OTHER ASSETS	3,168	3,509

TOTAL ASSETS	$116,738	$137,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 2,131	$ 4,169
Income tax payable	650	238
Accrued expenses and other current liabilities	6,049	5,353
Total Current Liabilities	8,830	9,760

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	333	391
Other liabilities	309	658
Total Other Long-Term Liabilities	642	1,049

Total Liabilities	9,472	10,809

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares as of December 31, 2014 and 2013, respectively	33	33
Additional paid-in capital	141,229	140,198
Accumulated deficits	(17,291)	(2,234)
Accumulated other comprehensive income	6,768	8,512
Treasury stock – 333,526,150 and 269,042,350 shares as of December 31, 2014 and 2013, respectively	(23,473)	(19,899)
Total Shareholders' Equity	107,266	126,610

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$116,738	$137,419
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com